Promissory Note and Settlement Agreement

Date	April 15, 2008
Amount	$ 700,000
Interest Rate	8.5% simple interest, paid monthly
Term	24 months due April 14, 2010
Borrower	Airbee Wireless, Inc., a Delaware corporation
9400 Key West Avenue
Rockville, Maryland 20850
Lender	Catherine Zimmer
1255 Victoria Avenue
Victoria, BC V8S 4P3
CANADA
Fax: 250-370-9598
105 Chelsea Circle
Palm Desert, CA 92260
Fax: 760-674-0907

1. Promise to Pay

Borrower promises to pay Lender the principal sum of $700,000 with simple interest at the yearly rate of 8.5% on the unpaid balance as specified below.

2. Interest Payment and Due Date

Borrower will pay interest on the first calendar day of each month during the term of this Promissory Note (the “Note”). Interest for the first month shall be payable in cash upon execution.

Interest for the second through the seventh month of the Note shall be payable either in cash or in shares of Borrower’s stock at Borrower’s sole option.

During months two through seven of the term of the note, Borrower shall endeavor to pay at least Three Thousand Dollars ($3,000) of the monthly interest in cash. If Borrower elects to pay the monthly interest in common stock of the Borrower, the number of shares issued in payment of the monthly interest then due will be determined based upon the volume weighted average price of the common stock of the Borrower during the ten (10) trading days prior to the last trading day of the calendar month for which the interest is due with a ten percent (10%) discount applied thereto.

Beginning in month eight of the term of the Note, the monthly interest will be paid in cash or stock, at the sole discretion of the Lender, employing the same formula as employed in months two through seven.

3. Conversion

Lender shall have the option of converting up to two hundred thousand dollars ($200,000) of the principal amount of this Note into common stock of Borrower. Such conversion at the election of Lender shall be at four and four tenths cents ($0.044) per share and shall convert into no more than four million five hundred forty five thousand four hundred fifty five (4,545,455) shares. The Lender may convert at anytime giving the Borrower fifteen (15) days notice of such conversion. When the Borrower is given notice of payment of the principal of the Note, either at the end of the Term of the Note or any Prepayment thereof, the Lender shall have fifteen (15) days to give notice to the Borrower of converting such payment in shares.

4. Warrants

As an inducement for making this Note, Borrower shall modify all existing and outstanding warrants to purchase 2,866,667 shares of common stock of Borrower currently held by Lender or Henry Zimmer, by reducing the strike price of each warrants from $0.40 per share to $0.17 per share, and extending the termination date of all such warrants to December 31, 2009. The warrants are as listed in Exhibit B and are attached hereto or purposes of reference.

5. Cancellation of Previous Notes

This Note supersedes, cancels, replaces, and marks “PAID” to all prior loans between the Borrower and Henry Zimmer, Catherine Zimmer their heirs and assigns, which were typified as “Bridge Notes” and embodied in the form of a Term Sheet, incorporated for purposes of reference as “Exhibit A” aggregating to a total principal amount of Six Hundred Thousand Dollars ($600,000). With the cancelation of the previous Bridge Notes, the Lender will return to the Borrower three million two hundred thousand (3,200,000) shares issued in connection with the Bridge Notes.

6. Prepayment

Borrower may prepay all or any part of the principal without penalty. Borrower will give a thirty (30) days notice to Lender of its intention to prepay the Note, whether in whole or in part that exceeds Two Hundred Thousand Dollars ($200,000) of the principal of the Note.

7. Mutual Release

As a further material inducement to the both the Borrower and the Lender to enter into this Note, the Borrower, Lender and Henry Zimmer hereby irrevocably and unconditionally release, acquit and forever mutually discharge each other from any and all claims, actions, charges, complaints, causes of action, rights, damages (including all attorneys’ fees and costs), demands, debts, or accountings of any nature whatsoever, known or unknown, suspected or unsuspected, whether statutory or common law, which either may have against the other based on any actions or omissions which occurred prior to the date this Note is signed.

The Borrower, the Lender and Henry Zimmer further understand and agree that as a condition of this Note, each agrees to waive all rights under Section 1542 of the Civil Code of the State of California, to the extent it is applicable, which reads as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MAY HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

Notwithstanding the provisions of Section 1542, and for the purpose of implementing a full and complete release and discharge of the Borrower, the Lender and Henry Zimmer, each party expressly acknowledges that this Note is intended to include, and does include in its effect, without limitation all claims which you do not know or suspect to exist in your favor against one another at the time of execution hereof, and that this Note agreed upon expressly contemplates the extinguishment of all such claims.

8. Entire Agreement

This is the entire Agreement between the parties. It replaces and supersedes any and all oral and written Agreements between the Borrower, Lender and Henry Zimmer.

9. Successors and Assignees

This Agreement binds and benefits the heirs, successors and assignees of the parties.

10. Notices

All notices must be in writing. A notice may be delivered to a party at the address that follows a party’s signature or to a new address that a party designates in writing. A notice may be delivered in person, by facsimile, certified mail or overnight courier.

11. Governing Law

This Agreement will be governed by and construed in accordance with the laws of the state of California.

12. Modification

This Agreement may be modified only by a writing signed by the party against whom such modification is sought to be enforced.

13. Waiver

If either party waives any term or provision of this Agreement at any time, that waiver will be effective only for the specific instance and specific purpose for which the waiver was given. If either party fails to exercise or delays exercising any of its rights or remedies under this Agreement, that party retains the right to enforce that term or provision at a later time.

14. Severability

If any court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, any invalidity or unenforceability will affect only that provision and will not make any other provision of this agreement invalid or unenforceable and such provision shall be modified, amended or limited only to the extent necessary to render it valid and enforceable.

15. Disputes

If a dispute arises, the parties will try in good faith to settle it through mediation conducted by a mediator to be mutually selected. The parties will share the costs of the mediator equally. Each party will cooperate fully and fairly with the mediator and will attempt to reach a mutually satisfactory compromise to the dispute. If the dispute is not resolved within 30 days after it is referred to the mediator, it will be arbitrated by an arbitrator to be mutually selected. Judgment on the arbitration award may be entered in any court that has jurisdiction over the matter. Costs of arbitration, including lawyers’ fees, will be allocated by the arbitrator.

BORROWER	LENDER
Airbee Wireless, Inc., a Delaware corporation 9400 Key West Avenue Rockville, MD 20850 Ph: (301) 517-1860 Dated: April 15, 2008	Catherine Zimmer, an Individual 105 Chelsea Circle Palm Desert, CA 92260 Ph: (760) 647-0907/(205) 370-9598 Dated: April 15, 2008
/s/ E. Eugene Sharer	/s/ Catherine Zimmer
E. Eugene Sharer, President	Catherine Zimmer

AGREEMENT AND CONSENT
Henry Zimmer, an Individual 105 Chelsea Circle Palm Desert, CA 92260 Dated: April 15, 2008
/s/ Henry Zimmer
Henry Zimmer

EXHIBIT A

Signed Term Sheet and related documentation to be attached

EXHIBIT B

Schedule of Warrants

Warrant date	Warrant holder

May 19, 2006 August 29, 2006 October 10, 2006 October 10, 2006 December 28, 2006 December 28, 2006 January 2, 2007 January 2, 2007 January 30, 2007 January 30, 2007	Henry Zimmer Catherine Zimmer Henry Zimmer Catherine Zimmer Henry Zimmer Catherine Zimmer Henry Zimmer Catherine Zimmer Henry Zimmer Catherine Zimmer